March 2, 2009
Via Edgar Filing and Facsimile

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Metalline Mining Company Amendment No. 1 to Registration Statement on Form S-3/A Filed November 17, 2008 File Number 333-154631
Dear Ms. Parker:
     This firm represents Metalline Mining Company (the “Company”). The Company has transmitted for filing a registration statement on Form S-3 (the “Registration Statement”) pursuant to the Securities Exchange Act of 1933. Concurrently with this correspondence the Company filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”). This letter is in response to your comment letter dated December 5, 2008.
General

Comment 1:	We note your response to our prior comment 1. Please confirm that you also meet the eligibility requirements under General Instruction I.A.5 to Form S-3.
                    Response: The Company confirms that it meets the requirements of General Instruction I.A.5 to Form S-3, as neither the Company nor one of its subsidiaries has: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.
Calculation of Registration Fee Table, cover page

Comment 2:	The “Proposed Maximum Aggregate Offering Price (1)(2)” is set forth as

Anne Nguyen Parker
United States Securities and Exchange Commission
March 2, 2009

$5,385,086; however, Note (2) to the table states that the offering price is “unspecified . . . pursuant to General Instruction 11.0 to Form S-3”. Please revise the note. Further, there is no “General Instruction 11.0 to Form S-3” so please also revise the reference accordingly.
                    Response: The Company has revised the “Calculation of Registration Fee” Table in Amendment No. 2 and deleted the reference to General Instruction 11.0. However, the table does not specify a proposed maximum offering price per share because the Company has not yet determined at what price it will offer and sell shares of its common stock. Accordingly, the footnote to the Calculation of Registration Fee Table notes that the number of common shares to be registered is indeterminable.
     Rule 457(o) provides that when an issuer registers an offering, the registration fee may be calculated on the basis of the maximum aggregate offering price of all the securities listed in the “Calculation of Registration Fee” table. Further, the rule provides that the number of shares or securities is not required to be included in the “Calculation of Registration Fee” Table. Similarly, the instructions to the “Calculation of Registration Fee Table” within Form S-3 states that when the filing fee is calculated pursuant to Rule 457(o) only the following information needs to be included in the table: (i) the title of the class of securities being registered; (ii) the proposed maximum offering price for the class of securities; and (iii) the amount of the registration fee. The proposed maximum offering price per share does not need to be stated.
     The Company calculated the proposed maximum offering price and the registration fee by assuming the Company would utilize the Registration Statement to issue the maximum amount of securities it is permitted to sell pursuant to Instruction I.B(6)(a) to Form S-3 — being an amount equal to one third of its public float held by non-affiliates. The Company believes that the presentation of the information in the Calculation of Registration Fee Table in Amendment No. 2 is in accordance with Rule 457(o) and the instructions to the table provided in Form S-3.
Risk Factors
General

Comment 3:	In the introductory paragraph, you state that your securities “involve a high degree of risk, including among other items the risk factors described below.” Please revise the paragraph to clarify that you have included all known material risks in your discussion.
                    Response: In Amendment No. 2 the introductory paragraph has been revised to read, “Our securities are highly speculative and involve a high degree of risk. Identified below are material risks known to the Company.”

Anne Nguyen Parker
United States Securities and Exchange Commission
March 2, 2009

Comment 4:	We note that several of your risk factors contemplate general and hypothetical risks as opposed to known material risks. For example, the first risk factor states that the Company “is subject to all the risks inherent in a new enterprise” and your fifth risk factor states that the Company is subject to “all of the risks inherent in the mining industry”. It is not clear whether these are known risks or merely hypothetical risks. Further, the risk factors presented should not include risks that could apply to any issuer or any offering. Revise the noted risk factors, and all other risk factors, to clarify the likelihood of the noted risk occurring and discuss any specific concerns that caused management to decide that the noted risk was a material risk factor. For example, in the “Operational Hazards; Uninsured Risks” risk factor on page 9, discuss any actual losses due to operational hazards and uninsured risks during the past year. See Item 503(c) of Regulation S-K.
                    Response: The risk factors presented in Amendment No. 2 have been revised to ensure that they are applicable to the Company and its operations and current financial position. Item 503(c) of Regulation S-K provides that risks that could apply to any issuer or any offering should not be included and that the risk factors should explain how they affect the issuer. The Company believes that each of the risk factors included in Amendment No. 2 comply with this directive. For example, although the first risk factor states that the Company “is subject to all the risks inherent in a new business enterprise” the Company believes that given that it is an exploration stage mining company with no history of revenues, and limited financial resources this statement is applicable the Company. For similar reasons, the Company believes the risk factor entitled “Risks Inherent in the Mining Industry” is applicable to the Company, the risk identified is material to a potential investor’s investment decision, and in the Company’s case is not a hypothetical risk.
     The Company has revised the risk factors cited in your letter to further clarify how these risks relate to the Company and its project. Additionally, in Amendment No. 2 the Company has added risk factors that it believes are currently applicable to the Company, deleted generic or redundant risk factors, and revised certain risk factors to clarify their applicability to the Company.

Comment 5:	Many of your risk factors contain language such as “there can be no assurance” and “no assurance can be given”. The risk factors must discuss the nature of the specific risk, rather than your ability to provide assurance. Please remove all such disclosure from the risk factors and make sure that all risk factors address the particular risk rather than your ability to offer assurance.

Anne Nguyen Parker
United States Securities and Exchange Commission
March 2, 2009

                    Response: As described in response to the previous comment the Company believes that the risk factors contained in Amendment No. 2 are applicable to the Company and comply with Item 503(c) of Regulation S-K. The Company believes that while a phrase such as “there can be no assurance...” appears in certain risk factors the Company’s ability to provide assurance on those risks are not the focal point of the applicable risk factors. Instead, the risk factors are focused on specific risks applicable to the Company and these phrases are intended to further define and/or address the risks identified. For example with regard to certain risk factors that contain a phrase such as “there can be no assurance”:
•	The second risk factor in Amendment No. 2 is intended to highlight the Company’s history of operating losses and the need to maintain financial resources to continue the development of the Company’s Sierra Mojada project. The phrase “there is no assurance” appears only after the risk factor has highlighted the Company’s limited amount of capital and its limited sources of capital, and is used to highlight that there are uncertainties with regards to the Company’s ability to finance its operations.
•	The risk factor entitled “Our Independent Registered Public Accounting Firm’s Report on our 2008 Financial Statements Questions our Ability to Continue as a Going Concern” also includes the phrase “there can be no assurance.” However, this risk factor clearly is aimed to emphasize the Company’s limited capital resources and the risk that without additional funding the Company may not be able to continue as a going concern. The phrase “there can be no assurance” is only used to disclose that the actions taken by the Company to address this issue may not be succeed.
•	The use of the phrase “there can be no assurance” is contained in the risk factor entitled “Our Business Plan is Highly Speculative and its Success Depends on Mineral Development in the Sierra Mojada Concessions”, however this factor focuses on the speculative nature of the Company’s business and various factors as to why it is speculative.
The Company believes that the same, or a similar, explanation applies to each of the risk factors in Amendment No. 2 that use phrases such as “there can be no assurance” and “no assurance can be given.”

Anne Nguyen Parker
United States Securities and Exchange Commission
March 2, 2009

     We hope we have adequately addressed your comments. Please contact me at 303-796-2626 or by fax 303-796-2777 if you need more information or have additional comments.
Very truly yours,

BURNS, FIGA & WILL, P.C.

/s/ Theresa M. Mehringer
Theresa M. Mehringer, Esq.
cc: Metalline Mining Company